Exhibit 99.3

HIGH TIDE INC. BY-LAW NO. 3

A by-law relating generally to the advance notice requirements for the nomination of persons for election to the board of directors (the “Board”) of High Tide Inc. ("High Tide" or the "Company").

1.	Introduction. The purposes of this By-Law (the "Advance Notice By-Law") are to
(a)	establish the conditions and framework under which holders of common shares of the Company (collectively the "Shareholders", and each a "Shareholder") may exercise their right to submit persons for nomination to the Board (a “Nomination Notice”);
(b)	establish a window within which a Nomination Notice must be submitted by a Shareholder to the Company prior to any meeting of Shareholders at which directors are to be elected; and
(c)	set out the information that a Shareholder must include in the Nomination Notice for it to be in proper form, to promote the orderly conduct of Shareholder meetings and ensure that all Shareholders will have adequate time and sufficient information to evaluate potential nominees to the Board.
2.	Nomination Procedures. Subject only to the Business Corporations Act (Alberta), as amended from time to time (the "Act"), the Articles of Incorporation of High Tide, as amended (the "Articles"), and applicable securities legislation of each relevant province and territory of Canada, as amended from time to time (including the written rules, regulations and forms made or promulgated under any applicable statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada (collectively, "Applicable Securities Laws")), only persons who are nominated in accordance with the following procedures will be eligible for election as directors of the Company at any meeting of the Shareholders at which directors are to be elected. For greater certainty, this Advance Notice By-Law does not apply to:
(a)	the appointment, by the Board, of a director to fill a vacancy on the Board; or
(b)	the appointment, by the Board, of a director or directors between annual meetings of the Shareholders in accordance with the Articles.
3.	Manner of Nomination. Nomination Notices may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the scheduled items of business for such special meeting is the election of directors. Such Nomination Notice will be accepted only if made in the following manner:
(a)	by or at the direction of the Board, including pursuant to a notice of meeting;
(b)	by or at the direction or request of one or more Shareholders of the Company pursuant to a proposal duly made in accordance with the Act, or a requisition of a meeting of the Shareholders duly made in accordance with the Act; or
(c)	by any person (a "Nominating Shareholder") who:
i.	at the close of business on the date the Nomination Notice is provided to the Secretary of the Company as provided below, and on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting, or who beneficially owns shares that are entitled to be voted at such meeting and who establishes to the satisfaction of the chair of the meeting such beneficial ownership; and
ii.	who complies with the notice and other procedures set out in this Advance Notice By-Law.
4.	Timely and Proper Notice. In addition to any other applicable requirements, for a Nomination Notice made by a Nominating Shareholder to be timely, valid, and accepted, such Nominating Shareholder must have given notice in proper written form to the Secretary of the Company at the head office of the Company:
(a)	in the case of an annual meeting (including an annual and special meeting) of Shareholders, not less than 30, nor more than 65, days prior to the date of the meeting, provided, however, that if the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which disclosure in a news release disseminated through a national news service in Canada, or in a document publicly filed by the Company (under its profile) on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“Public Announcement”) of the date of the annual meeting was made, notice by the Nominating Shareholder must be given not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of the special meeting was made.

Each of the notice periods set out in Sections 3(a) and 3(b) above shall be reset if the meeting is adjourned or postponed, and for this purpose the Notice Date shall be the date of the first Public Announcement of the adjournment or postponement.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set out:
(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:
i.	the name, age, business address and residential address of the person;
ii.	the principal occupation, business or employment of the person for the most recent five years including, without limitation, the name and principal business of any company in which any such employment is carried on;
iii.	the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or in respect of which control or direction is exercised, directly or indirectly, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred as of the date of the Notice) and as of the date of such notice;
iv.	any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors pursuant to the Act or Applicable Securities Laws (or both); and
v.	a duly completed personal information form in the form prescribed by the principal stock exchange on which the securities of the Company are listed for trading; and
(b)	as to the Nominating Shareholder:
i.	the name and address of such Nominating Shareholder;
ii.	the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or over which control or direction (or both) is exercised, directly or indirectly, by such person, alone or together with any joint actor or joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred as of the date of the Notice) and as of the date of such notice;
iii.	full particulars of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Company;
iv.	full particulars of any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company;

v.	whether such Nominating Shareholder intends to deliver a proxy circular or form of proxy to any Shareholders of the Company in connection with the Nomination Notice or otherwise solicit proxies or votes from Shareholders of the Company in support of such nomination; and
vi.	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.

References to Nominating Shareholder in this Section shall be deemed to refer to each Shareholder that makes a Nomination Notice where more than one Shareholder is involved in making the Nomination Notice.

6.	Consent to Serve as Director. The Nomination Notice must be accompanied by the written consent of each nominee to being named as a nominee and to serve as a director, if elected.
7.	Other Information. The Company may require any proposed nominee to furnish such other information as the Company may request to:
(a)	determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee, or
(b)	satisfy the requirements of applicable stock exchange rules.
8.	Notice to be Updated. In addition, to be considered timely and in proper written form, a Nomination Notice must be promptly updated and supplemented, if necessary, so that the information provided or required to be provided shall be true and correct as of the record date for the meeting.
9.	Eligibility for Election. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Advance Notice By-Law; provided, however that nothing in this Advance Notice By-Law shall be deemed to preclude discussions by a Shareholder (as distinct from the nomination of a person or persons for election to the Board) at a meeting of Shareholders of any matter in respect of which such Shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set out in this Advance Notice By-Law and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such nomination is defective and cannot be accepted. If such a determination is made, the person will not be considered to be duly nominated for purposes of the applicable meeting and will not be eligible for election as a director.
10.	Increase in Number of Directors. Notwithstanding any provision of this Advance Notice By-Law, if the number of directors to be elected at a meeting of the Shareholders is increased, with effect after the date by which the Nomination Notice would otherwise be required to be given hereunder in order to be effective for the applicable meeting of Shareholders, a notice with respect to nominees for the additional directorships required hereunder shall be considered timely if it is given no later than the close of business on the 10th day following the date on which the first Public Announcement of such increase was made by the Company.
11.	Means of Giving Notice. Notwithstanding anything to the contrary in the by-laws, Nomination Notices given to the Secretary of the Company pursuant to this Advance Notice By-Law may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary of the Company has stipulated an email address for the purposes of this Nomination Notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, received by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Company at the address of the head office of the Company; provided that if such delivery or electronic communication is made on a day that is not a business day or later than 5:00 p.m. (Calgary time) on a day that is a business day, then such delivery or electronic communication shall be deemed to have been made on the first subsequent day that is a business day.

12.	Waiver of Notice Requirements. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Advance Notice By-Law or may delegate such discretion to the Chair of any meeting of the Shareholders.
13.	Inconsistencies with Other By-Laws. In the event any provision of any other by-law of the Company now in force is inconsistent with or in conflict with any provision of this Advance Notice By-Law, the provisions of this Advance Notice By-Law will govern and prevail to the extent necessary to remove the inconsistency or conflict.

ENACTED by the Board of Directors of the Company the 19th day of May 2023.